Contact

www.linkedin.com/in/megan-galaske-139458233 (LinkedIn)

Top Skills

Product Strategy
Business Development
Healthcare

Certifications

Medical Doctor

Megan Galaske

Co-Owner at Trace Femcare
Franklin, Tennessee, United States

Summary

I initially became a physician because I've always known my true calling is to help people heal. My journey took me into practicing pediatrics in rural Tennessee for 4 years, and then into energy healing/Reiki. Now I am able to marry my medical background with my passion for healing with Trace Femcare, the first regenerative hemp and cotton period care in the world! Trace truly heals self, others, and earth...all interconnected in a circle that never ends. I am blessed to serve in this way of healing currently! I am CMO and currently direct/produce all of our media, including digital and social media. I am also extremely intuitive with market research and effective advertising, and I adopt a matriarchal, anti-colonial approach (i.e. I don't force you into buying!). As we grow, I am happy to continue to weave all my past experience together to form a beautiful and intricate tapestry for our company-- reflecting the complexity of the inter-connectedness we share on this planet with every living thing.

Experience

Trace Femcare
Co-Owner

Columbia Pediatrics
Pediatrician
November 2016 - October 2020 (4 years)

Education

University of Tennessee-Health Science Center College of Medicine
Doctor of Medicine - MD, Medicine · (August 2009 - May 2013)